Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	Mar. 31	December 31
	2005	2004	2003	2002	2001	2000

Income Before Income Taxes	$ 3,667	$ 7,527	$ 11,160	$ 10,802	$ 3,468	$ 8,229

Interest on Indebtedness	1,854	7,137	6,813	7,952	11,311	10,346

Portion of rents representative
of the interest factor	271	1,106	1,046	949	883	828

Earnings as adjusted	$ 5,792	$ 15,770	$ 19,019	$ 19,703	$ 15,662	$ 19,403

Fixed Charges:

Interest on Indebtedness	$ 1,854	$ 7,137	$ 6,813	$ 7,952	$ 11,311	$ 10,346

Portion of rents representative
of the interest factor	271	1,106	1.046	949	883	828

Fixed Charges	$ 2,125	$ 8,243	$ 7,859	$ 8,901	$ 12,194	$ 11,174

Ratio of Earnings
to Fixed Charges	2.73	1.91	2.42	2.01	1.28	1.74